Gold Fields Limited (Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or the “Company”) DEALING IN SECURITIES BY AN EXECUTIVE AND DIRECTOR OF MAJOR SUBSIDIARIES In compliance with paragraphs 3.63 - 3.74 of the Listings Requirements of JSE Limited, shareholders are advised that Mrs. R Bardien, an Executive and director of major subsidiaries of Gold Fields has traded in Conditional Matching Shares which Gold Fields awarded on 28 June 2023 (“the Award Date”), in accordance with the provisions of the Company’s Minimum Shareholding Requirement (MSR) as approved at the AGM on 18 May 2016. In accordance with the provisions of the Company’s Minimum Shareholding Requirement (MSR), all shares committed towards the MSR shareholding target, which were restricted shares held in escrow, has been released after the holding period has lapsed for purposes of this trade. Minimum Shareholding Requirement (MSR): The MSR is mandatory for Executives to hold GFL shares for a holding period of 6 years based on the following target shareholdings: CEO: 300% of Annual Guaranteed Remuneration Package CFO and other Executives: 100% of Annual Remuneration Package Executives may commit in accordance with the MSR through the election prior to the determination of cash bonuses, vesting of shares awarded or through personal investment to acquire Gold Fields shares that will be restricted for the holding period and held in Escrow. Details of the transaction are set out below: Nature of transaction Off market acceptance of matching shares Transaction Date 29 June 2023 Number of Shares 3,464 Class of Security Ordinary Shares Market Price per Share R256.0394 Total Value R886,920.48 Vesting Period The shares will be held until the end of the holding period Nature of interest Direct and Beneficial Shareholders are further advised that Mrs. Bardien sold Gold Fields Limited shares on the open market. Details of the transaction are set out below: Nature of transaction On market sale of shares Transaction Date 30 June 2023 Number of Shares 15,255 Class of Security Ordinary Shares Price per Share R259.6393 Total Value R3,960,797.52 Vesting Period Nil Nature of interest Direct and Beneficial

Nature of transaction Retained shares Transaction Date 30 June 2023 Number of Shares 18,317 Class of Security Ordinary Shares Price per Share R259.6393 Total Value R4,755,813.05 Vesting Period Nil Nature of interest Direct and Beneficial Clearance to deal has been obtained in terms of 3.66 of the Listings Requirements. 30 June 2023 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd